[Firm Letterhead]

March 23, 2016

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP
Amendment No. 2 to Registration Statement on Form S-4
Filed March 7, 2016
File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Amendment No. 2 to the registration statement on Form S-4 filed with the Commission on March 7, 2016 (the “Registration Statement”) contained in your letter dated March 17, 2016 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof. We are separately furnishing to the Staff six courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

Risk Factors

Risks Related to the Businesses of ETE and the ETE Entities

A downgrade of ETE’s or the ETE Entities’ respective credit ratings …, page 54

1.	We note your statement that “ETE has a significant amount of debt outstanding.” Please revise to quantify the amount of debt that ETE currently has outstanding, in order to provide context for this discussion.

Response: In response to the Staff’s comment, the Registration Statement has been revised to quantify the amount of debt that ETE currently has outstanding. Please see pages 19 and 55 of Amendment No. 3.

Compensation Discussion and Analysis

Annual Bonus, page 319

2.	We note that, in granting the 2015 bonuses, the compensation committees “took into account the achievement by the respective partnerships of all the targeted performance objectives for 2015 and the individual performances of each of the named executive officers, as well as the study results of Longnecker and Towers Watson.” Please revise to describe in greater detail the criteria considered with respect to each named executive officer when determining whether to grant a bonus to such named executive officer and the size of such bonus.

Response: In response to the Staff’s comment, the Registration Statement has been revised to describe in greater detail the criteria considered with respect to each named executive officer when determining whether to grant a bonus to such named executive officer and the size of such bonus. Please see pages 326 and 327 of Amendment No. 3.

Equity Awards, page 321

3.	We note that, in approving the grant of unit awards, “the applicable compensation committee took into account a number of performance factors as well as the long-term objective of retaining such individuals as key drivers of the partnership’s future success, the existing level of equity ownership of such individuals and the previous awards to such individuals of equity awards subject to vesting.” Please revise to describe in greater detail the criteria considered with respect to each named executive officer when determining the number of unit awards to be awarded to such named executive officer.

Response: In response to the Staff’s comment, the Registration Statement has been revised to describe in greater detail the criteria considered with respect to each named executive officer when determining the number of unit awards to be awarded to such named executive officer. Please see pages 328 and 330 of Amendment No. 3.

Our 2016 Long-Term Incentive Plan, page 337

4.	We note your disclosure that “ETC contemplates that awards covering [up to 171.6 million] ETC common shares will be granted to officers and directors immediately following the closing of the merger.” Please include disclosure regarding these grants in appropriate places, including in the Summary section and in the risk factor on page 42. If these grants will materially impact the presentation in the prospectus of the percentage of ETC to be owned by WMB shareholders, ETE and ETC management/affiliates after the merger, please revise accordingly.

Response: In response to the Staff’s comment, the Registration Statement has been revised to include disclosure regarding the 2016 Long-Term Incentive Plan grants and reflect the percentage of ETC to be owned by WMB shareholders after giving effect to these grants. Please see the Explanatory Note and pages x, 3, and 23 of Amendment No. 3.

Exhibit 5.1

5.	Please revise the first and third paragraphs of the opinion to include the contingent consideration rights that are covered by the registration statement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the opinion of Richards, Layton & Finger, P.A. as to the legality of the contingent consideration rights being registered is included as Exhibit 5.2 to the Registration Statement.

Exhibit 8.1

6.	We note that counsel has assumed the execution and delivery of all documents. This assumption is inappropriate with respect to counsel’s client. Please provide a revised opinion that limits this assumption to parties other than the registrant or that deletes this assumption entirely.

Response: In response to the Staff’s comment, Exhibit 8.1 to the Registration Statement (“Exhibit 8.1”) has been revised to delete the assumption of execution and delivery of all documents. Please see page 2 of Exhibit 8.1.

7.	Please revise the last paragraph to include counsel’s consent to be named in the “Legal Matters” section of the prospectus, as well.

Response: In response to the Staff’s comment, Exhibit 8.1 has been revised to include counsel’s consent to be named in the “Legal Matters” section of the prospectus. Please see page 3 of Exhibit 8.1.

Exhibit 8.2

8.	We note that counsel has assumed the execution and delivery of all documents. This assumption is inappropriate with respect to counsel’s client. Please provide a revised opinion that limits this assumption to parties other than the Williams Companies, Inc. or that deletes this assumption entirely.

Response: In response to the Staff’s comment, Exhibit 8.2 to the Registration Statement (“Exhibit 8.2”) has been revised to delete the assumption of execution and delivery of all documents. Please see page 2 of Exhibit 8.2.

*    *    *    *    *    *

In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss Alison Z. Preiss

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